SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 10)

VONAGE HOLDINGS CORP.

(Name of Subject Company (Issuer))

VONAGE HOLDINGS CORP.

(Name of Filing Person (Offeror))

5% SENIOR UNSECURED CONVERTIBLE NOTES DUE 2010

(Title of Class of Securities)

92886TAA0, 92886TAB8, 92886TAC6 and 92886TAD41

(CUSIP Numbers of Class of Securities)

John S. Rego

Executive Vice President, Chief Financial Officer and Treasurer

Vonage Holdings Corp.

23 Main Street, Holmdel, NJ 07733

(732) 528-2600

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of the Filing Persons)

Copy to:

James S. Scott Sr., Esq.

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10021

(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee
$256,980,309	$10,100

(*)	Calculated solely for purpose of determining the amount of the filing fee and based upon a purchase of $253,460,031 principal amount of 5% Senior Unsecured Convertible Notes due 2010 plus accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for payment. The amount of the filing fee, $39.30 for each $1,000,000 of value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,100	Filing Party: Vonage Holdings Corp.
Form or Registration No.: Schedule TO	Date Filed: July 30, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

[1]	Applicable only to 5% Senior Unsecured Convertible Notes due 2010 that are represented by Rule 144A global securities, and not to any such notes that are represented by certificated securities.

This Amendment No. 10 (this “Final Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on July 30, 2008, as amended and supplemented by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7, No. 8, and No. 9 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 4, 2008, August 11, 2008, August 19, 2008, August 27, 2008, September 16, 2008, September 30, 2008, October 16, 2008, October 22, 2008 and October 24, 2008 respectively (collectively, the “Schedule TO”) by Vonage Holdings Corp. (“Vonage”), a Delaware corporation. The Schedule TO relates to the offer by Vonage to purchase for cash any and all of Vonage’s 5% Senior Unsecured Convertible Notes due 2010 (the “Notes”) validly tendered and accepted, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 30, 2008 and in the related Letter of Transmittal. Except as specifically provided herein, this Final Amendment does not modify any of the information previously reported on the Schedule TO.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The tender offer expired at noon, New York City time, on November 3, 2008. Based on a final count, Vonage has been advised by the depositary that $253,460,061 principal amount of Notes were validly tendered and not properly withdrawn prior to such time. In accordance with the terms of the Offer, on the date of purchase, which was November 3, 2008, Vonage accepted all $253,460,061 of the validly tendered Notes at a purchase price of $1,000 for each $1,000 principal amount of Notes, plus accrued and unpaid interest up to, but not including the date of payment. Such tendered Notes constituted approximately 100.0% of the outstanding Notes.

On November 3, 2008, Vonage issued a press release announcing the final results of the tender offer. A copy of the press release is filed as Exhibit (a)(5)(viii) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

(a)(5)(viii)	Press Release announcing final results of the Tender Offer, dated November 3, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VONAGE HOLDINGS CORP.

	By:	/s/ John S. Rego
	Name:	John S. Rego
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

Dated: November 3, 2008

Exhibit Index

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated July 30, 2008.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Letter to holders of Notes from Vonage Holdings Corp., dated August 19, 2008.*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press Release announcing Commencement of Offer, dated July 30, 2008.*

(a)(5)(ii)	Press Release announcing Extension of Offer, dated August 27, 2008.*

(a)(5)(iii)	Press Release announcing Extension of Offer, dated September 16, 2008.*

(a)(5)(iv)	Press Release announcing Extension of Offer, dated September 30, 2008.*

(a)(5)(v)	Press Release announcing Extension of Offer, dated October 16, 2008.*

(a)(5)(vi)	Press Release announcing amendment of Financing Condition, dated October 22, 2008.*

(a)(5)(vii)	Press Release announcing waiver of Financing Condition, dated October 24, 2008.*

(a)(5)(viii)	Press Release announcing final results of Tender Offer, dated November 3, 2008.

(b)(1)	First Lien Credit and Guaranty Agreement, dated as of October 19, 2008 among Vonage Holdings Corp., Vonage America Inc., as borrowers, certain subsidiaries of Vonage Holdings Corp., as guarantors, various lenders, and Silver Point Finance, LLC, as Administrative Agent, Collateral Agent and Lead Arranger.*

(b)(2)	First Lien Pledge and Security Agreement, dated as of October 19, 2008 among Vonage Holdings Corp., Vonage America Inc. and certain subsidiaries of Vonage Holdings Corp., as grantors, and Silver Point Finance, LLC, as Collateral Agent.*

(b)(3)	Second Lien Credit and Guaranty Agreement, dated as of October 19, 2008 among Vonage Holdings Corp., Vonage America Inc., as borrowers, certain subsidiaries of Vonage Holdings Corp., as guarantors, various lenders, and Silver Point Finance, LLC, as Administrative Agent, Collateral Agent and Lead Arranger.*

(b)(4)	Second Lien Pledge and Security Agreement, dated as of October 19, 2008 among Vonage Holdings Corp., Vonage America Inc. and certain subsidiaries of Vonage Holdings Corp., as grantors, and Silver Point Finance, LLC, as Collateral Agent.*

(b)(5)	Third Lien Note Purchase Agreement dated as of October 19, 2008 among Vonage Holdings Corp., Vonage America Inc., as co-issuers, certain subsidiaries of Vonage Holdings Corp., as guarantors, various purchasers, and Silver Point Finance, LLC, as Note Agent and Collateral Agent.*

(b)(6)	Third Lien Pledge and Security Agreement, dated as of October 19, 2008 among Vonage Holdings Corp., Vonage America Inc. and certain subsidiaries of Vonage Holdings Corp., as grantors, and Silver Point Finance, LLC, as Collateral Agent.*

(d)(3)	Stock Purchase Warrant To Purchase Common Stock of Vonage Holdings Corp. (incorporated by reference as Exhibit 4.3 to Amendment No. 4 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 28, 2006).*

(d)(4)	Stock Purchase Warrant To Purchase Shares of Series A-2 Convertible Preferred Stock, par value $.001 per share of Vonage Holdings Corp. (incorporated by reference as Exhibit 4.4 to Amendment No. 4 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 28, 2006).*

(d)(5)	2001 Stock Incentive Plan of Vonage Holdings Corp. (incorporated by reference as Exhibit 10.1 to Amendment No. 1 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 7, 2006).*

(d)(6)	Form of Incentive Stock Option Agreement under the 2001 Stock Incentive Plan (incorporated by reference as Exhibit 10.2 to Amendment No. 1 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 7, 2006).*

(d)(7)	Form of Nonqualified Stock Option Agreement for Employees under the 2001 Stock Incentive Plan (incorporated by reference as Exhibit 10.3 to Amendment No. 1 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 7, 2006).*

(d)(8)	Form of Nonqualified Stock Option Agreement for Outside Directors under the 2001 Stock Incentive Plan (incorporated by reference as Exhibit 10.4 to Amendment No. 1 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 7, 2006).*

(d)(9)	2006 Incentive Plan (incorporated by reference as Exhibit 10.20 to Amendment No. 4 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 28, 2006).*

(d)(10)	Form of Restricted Stock Unit Agreement under the Vonage Holdings Corp. 2006 Incentive Plan (incorporated by reference as Exhibit 10.27 to Vonage Holding Corp.’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).*

(d)(11)	Form of Nonqualified Stock Option Agreement under the Vonage Holdings Corp. 2006 Incentive Plan (incorporated by reference as Exhibit 10.28 to Vonage Holding Corp.’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).*

(d)(12)	Form of Restricted Stock Agreement under the Vonage Holdings Corp. 2006 Incentive Plan (incorporated by reference as Exhibit 10.29 to Vonage Holding Corp.’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).*

(d)(13)	Form of Restricted Stock Agreement under the Vonage Holdings Corp. 2006 Incentive Plan for Non-Employee Directors (incorporated by reference as Exhibit 10.30 to Vonage Holding Corp.’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).*

(d)(14)	Form of Nonqualified Stock Option Agreement under the Vonage Holdings Corp. 2006 Incentive Plan for Non-Employee Directors (incorporated by reference as Exhibit 10.31 to Vonage Holding Corp.’s Annual Report on Form 10-K (File No. 001-32887) filed on April 17, 2007).*

(d)(15)	Non-Executive Director Compensation Program effective July 1, 2008 (incorporated by reference as Exhibit 10.3 to Vonage Holding Corp.’s Quarterly Report on Form 10-Q (File No. 001-32887) filed on May 12, 2007).*

(d)(16)	Third Amended and Restated Investors’ Rights Agreement, as amended, dated April 27, 2005, among Vonage Holdings Corp. and the signatories thereto (incorporated by reference to Amendment No. 4 to Vonage Holdings Corp.’s Registration Statement on Form S-1 (File No. 333-131659) filed on April 28, 2006).*

(d)(17)	Written Consent of Vonage Holdings Corp. and Certain Stockholders to the amendment to the Third Amended and Restated Investors’ Rights Agreement dated April 27, 2005, as amended, dated November 13, 2006 (incorporated by reference to Vonage Holding Corp.’s Current Report on Form 8-K (File No. 001-32887) filed on November 14, 2006).*

(d)(18)	Employment Agreement dated as of July 29, 2008 by and between Vonage Holdings Corp. and Marc P. Lefar (incorporated by reference as Exhibit 10.1 to Vonage Holding Corp.’s Current Report on Form 8-K filed on August 4, 2008).*

(d)(19)	Form of Nonqualified Stock Option Agreement for Marc P. Lefar under the Vonage Holdings Corp. 2006 Incentive Plan (incorporated by reference as Exhibit 10.3 to Vonage Holding Corp.’s Current Report on Form 8-K filed on August 4, 2008).*

(d)(20)	Separation Agreement and General Release dated as of July 29, 2008 by and between Vonage Holdings Corp. and Jeffrey A. Citron (incorporated by reference as Exhibit 10.4 to Vonage Holding Corp.’s Current Report on Form 8-K filed on August 4, 2008).*

(d)(21)	Consulting Agreement dated as of July 29, 2008 by and between Vonage Holdings Corp. and KEC Holdings LLC (incorporated by reference as Exhibit 10.5 to Vonage Holding Corp.’s Current Report on Form 8-K filed on August 4, 2008).*

(d)(22)	Form of Nonqualified Stock Option Agreement for Jeffrey A. Citron under the Vonage Holdings Corp. 2006 Incentive Plan (incorporated by reference as Exhibit 10.6 to Vonage Holding Corp.’s Current Report on Form 8-K filed on August 4, 2008).*

(d)(23)	Form of Voting Agreement, dated as of August 19, 2008 between Vonage Holdings Corp. and certain Stockholders.*

(d)(24)	Form of Voting Agreement, dated as of September 28, 2008 between Vonage Holdings Corp. and certain Stockholders.*

(d)(25)	Form of 20.00% Senior Secured Third Lien Notes due 2015 issued by Vonage Holdings Corp. and Vonage America Inc.*

(d)(26)	Registration Rights Agreement, dated as of October 19, 2008, among Vonage Holdings Corp., Vonage America Inc. and purchasers of 20.00% Senior Secured Third Lien Notes due 2015.*

(g)	None.

(h)	None.

*	Previously Filed.